FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Starfield Resources Inc. (the “Company”)
Suite 420 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Item 2 - Date of Material Change:

May 10, 2006

Item 3 – News Release:

A news release was issued on May 11, 2006 and was disseminated via Canada NewsWire. A copy of the news release is attached hereto as Schedule “A”.

Item 4 – Summary of Material Change:

The Company announced the closing of the first portion ($14,261,652) of the previously announced $16,566,653 private placement.

Item 5 – Full Description of Material Change:

Please see attached Schedule “A”.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Glen J. Indra
Starfield Resources
1-877-233-2244

Item 9 – Date of Report:

May 23, 2006.

Schedule "A"

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	May 11, 2006
Corporate Office:	#SRU-12-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD COMPLETES FIRST CLOSING ($14,261,652) OF PRIVATE PLACEMENT

VANCOUVER, B.C. (May 11, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) (“Starfield” or the “Company”) is pleased to announce that it has completed the first portion ($14,261,652) of its previously announced private placement offering of up to $16,566,653 (the “Offering”). The final portion of $2,305,001 is scheduled to close on May 19, 2006. Starfield completed the offering of 20,075,444 units of the Company at a price of $0.53 per unit and 5,571,796 flow-through common shares of the Company at a price of $0.65 per flow-through common share for aggregate proceeds of $14,261,652.62. Each unit consists of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.75 per common share during the period ending one year from May 10, 2006.

Max Capital Markets Ltd. received a finder’s fee of $998,315.67 and 859,182 compensation options. The compensation options may be exercised at a price of $0.65 per common share during the period ending one year from May 10, 2006.

The shares, warrants and any shares acquired on the exercise of warrants will be subject to a four month hold period expiring September 11, 2006.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed more than 100,000 metres of diamond drilling in 243 holes. In addition to the NI 43-101 technical report which is expected to filed on Starfield’s SEDAR website within 45 days of April 6, 2006, the Company expects to announce the results of geostatistical evaluations and a scoping study in 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com